# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cosmos Health Inc., CIK 0001474167
CUSIP: 221413206
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5 AGIOU GEORGIOU, PILEA, THESSALONIKI, Greece (J3), 55438
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002059371

## Reporting persons
- Andreas D Bovopoulos: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,880,772.98; shared voting power 0; sole dispositive power 1,880,772.98; shared dispositive power 0; aggregate amount beneficially owned 1,880,772.98 (7% of the class)

## Item 1. Issuer
Name of issuer: Cosmos Health Inc.
Address of issuer's principal executive offices: 5 AGIOU GEORGIOU, PILEA, THESSALONIKI, GREECE, 55438

## Item 2. Person Filing
Name of person filing: Andreas Bovopoulos
Address of principal business office or, if none, residence: 15413 Lone Hill Road, Los Gatos, CA 95032
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,880,772.98
Percent of class: 6.97% (based on 26,979,875 total outstanding shares as of February 26, 2025)
Sole power to vote or to direct the vote: 1,880,772.98
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,880,772.98
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Andreas D Bovopoulos: Andreas D Bovopoulos, Individual Investor (03/06/2025)